EXHIBIT 99.1

May 03, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: MOGO INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 24, 2022
Record Date for Voting (if applicable) :	May 24, 2022
Beneficial Ownership Determination Date :	May 24, 2022
Meeting Date :	June 28, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO: Notice and Access (NAA) Requirements:	No
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	60800C109	CA60800C1095

Sincerely,

Computershare

Agent for MOGO INC.